

November 17, 2023

Joel Klein
Chief Financial Officer
OptimumBank Holdings, Inc.
2929 East Commercial Blvd. Suite 303
Fort Lauderdale, FL 33308

  Re: OptimumBank Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed March 6, 2023
    File No. 000-50755

Dear Joel Klein:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Deposits, page 22

1. We note that total deposits grew significantly in 2022, and much of that growth appears to have been in time deposits during the latter half of the year. Further, we note that you attribute the growth to efforts to reach new depositors and an online listing service. Please tell us, and revise your disclosures in future filings to describe, the terms of the online listing service, including when you started using the service, any fee terms associated with using it, and how that service correlated to the noted increase in time deposits during the second half of 2022.

2. We note your disclosure on page 2 that you began participating as a member of the IntraFi Network in December 2022, which allowed the Bank to offer depositors access to FDIC insurance well beyond the standard maximum of $250,000. Please address the following:
  • Tell us, and clarify your disclosure in future filings, whether your participation with the IntraFi Network is related to the online listing service driving your deposit growth

or whether it is a different service. In this regard, we note that some of the time deposit growth appears to have occurred before your participation with IntraFi.

- Expand your disclosures, in future filings, to provide more detail around these programs, including trends and quantification of changes in types of deposits associated with them and clarification of whether any are considered brokered deposits. Similarly, include discussion of these programs and types of deposits as part of your future liquidity and capital resources disclosures, such as those beginning on page 17.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance